Exhibit 11.1

MFC INDUSTRIAL LTD.
CODE OF BUSINESS CONDUCT AND ETHICS AND INSIDER TRADING POLICY

(October 26, 2013)

The Board of Directors (the “Board”) of MFC Industrial Ltd. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”). This Code applies to the directors, officers and employees of the Company (the “Covered Persons”), and, for purposes certain insider trading prohibitions, Restricted Persons (as defined below). This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all Covered Persons. All Covered Persons should conduct themselves accordingly and seek to avoid the appearance of improper behavior in any way relating to the Company.

If a law conflicts with a policy in the Code, you must comply with the law. Any Covered Person who has any questions about the Code should consult with such person’s supervisor, the Chief Executive Officer, the Board or the Company’s audit committee (the “Audit Committee”).

Those who violate the law or the standards in the Code will be subject to disciplinary action, up to and including immediate termination, and may be subject to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community.

The Company has adopted the Code for the purpose of promoting honest and ethical behavior and conduct, including:

  ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”), the Canadian securities regulatory authorities and in other public communications made by the Company;

  compliance with applicable governmental laws, rules and regulations;

  prompt internal reporting of violations of this Code to an appropriate person or persons identified herein; and

  accountability for adherence to the Code.

The Code is a statement of certain fundamental principles, policies and guidelines that govern the Company’s Covered Persons in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder, or any other person or entity.

CONFLICTS OF INTEREST

Each Covered Person must adhere to a high standard of business ethics and is expected to make decisions and take actions based on the best interests of the Company, as a whole, and not based on private relationships or benefits. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her work for the company objectively and effectively.

Conflicts of interest also arise when a Covered Person or a member of his or her family receives improper personal benefits, including without limitation improper gifts, entertainment or other benefits, as a result of his or her position in the Company. “Members of his or her family” means a Covered Person’s spouse, parents, children, siblings, grandparents, stepmother, stepfather, stepsisters, stepbrothers, stepchildren, uncles, aunts, nephews, nieces, cousins, in-laws within one of these categories, or any other person with whom you have a significant close personal relationship as determined by the Company. Loans by the Company to, or guarantees of obligations of, such Covered Person or members of his or her family are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

Conflicts of interest may not always be clear-cut. Any Covered Person who has any questions as to whether a conflict of interest exists should consult with such person’s supervisor, the Company’s Chief Executive Officer, the Board or the Audit Committee.

Examples of clear conflict of interest situations that should always be raised with the chairperson of the Audit Committee are listed below. These examples are not a comprehensive list of all possible conflicts of interest.

  any significant ownership interest in any supplier or customer;

  any consulting or employment relationship with any supplier, customer or competitor;

  any outside business activity that detracts from a Covered Person’s ability to devote appropriate time and attention to his or her responsibilities within the Company;

  the receipt of not insignificant gifts from any company or person with which the Company have current or prospective business dealing;

  being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member of a Covered Person; and

  selling anything to or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to buy or sell.

Business decisions and actions must be made in the best interests of the Company and should not be influenced by private considerations or relationships. Relationships with the Company’s stakeholders, including suppliers, competitors and customers, should not in any way affect a Covered Person’s responsibility and accountability to the Company.

Specifically, each Covered Person must:

1.	act with integrity, including being honest and candid while still maintaining the confidentiality of information when required or consistent with the Company’s policies;

2.	avoid violations of the Code, including actual or apparent conflicts of interest with the Company in personal and professional relationships;

3.	disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of the Code, including actual or apparent conflicts of interest with the Company;

4.	obtain approval from the Board or Audit Committee before making any decisions or taking any action that could reasonably be expected to involve a conflict of interest or the appearance of a conflict of interest;

5.	observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies;

6.	maintain a high standard of accuracy and completeness in the Company’s financial records;

7.	ensure full, fair, timely, accurate and understandable disclosure in the Company’s periodic reports;

8.	report any violations of the Code to the Board or Audit Committee;

9.	proactively promote ethical behavior among peers in his or her work environment; and

10.	maintain the skills appropriate and necessary for the performance of his or her duties.

In the event of a violation of the conflicts of interest law, a Covered Person may, under applicable state law, not be entitled to any indemnification payments by the Company. Further, insurance coverage for directors and officers may not be applicable due to a traditional exception with respect to any conduct in connection with a conflict of interest.

DISCLOSURE OF COMPANY INFORMATION

As a result of the Company’s status as a public company, it is required to file periodic and other reports with the SEC and Canadian securities regulatory authorities. The Company takes its public disclosure responsibility seriously to ensure that these reports furnish the marketplace with full, fair, accurate and timely disclosure regarding the financial and business condition of the Company. All disclosures contained in reports and documents filed with or submitted to the SEC, Canadian securities regulatory authorities, or other government agencies on behalf of the Company or contained in other public communications made by the Company must comply with applicable U.S. federal securities laws, applicable SEC rules and laws, applicable Canadian securities laws, rules, policies and instruments, and the requirements of stock exchanges applicable to the Company (collectively, the “Securities Laws”) and must be complete and correct in all material respects. The Covered Persons, in relation to his or her area of responsibility, must be committed to providing timely, consistent and accurate information, in compliance with applicable Securities Laws. It is imperative that this disclosure be accomplished consistently during both good times and bad and that all parties in the marketplace have equal or similar access to this information.

Each Covered Person who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that all of the Company’s books, records, accounts and financial statements are accurately maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the book” funds, assets or liabilities should not be maintained unless permitted by applicable law or regulation. Covered Persons involved in the preparation of the Company’s financial statements must prepare those statements in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board and applicable rules and regulations. Further, it is important that financial statements and related disclosures be free of material errors.

Specifically, each Covered Person who is involved in the Company’s disclosure process must:

1.	familiarize himself or herself with the disclosure requirements generally applicable to the Company including the Company’s disclosure controls and procedures and its internal control over financial reporting;

2.	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, including the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials;

3.	to the extent that he or she participates in the creation of the Company’s books and records, promote the accuracy, fairness and timeliness of those records;

4.	in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness;

5.	cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel; and

6.	take all necessary steps to ensure that all filings with the SEC and the Canadian securities regulatory authorities and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

CONFIDENTIAL INFORMATION

Covered Persons must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, suppliers, joint venture partners, or others with whom the Company is considering a business or other transaction except when disclosure is authorized by the Board or an executive officer or required or mandated by laws or regulations. Confidential information includes, without limitation, all non-public information that might be useful or helpful to competitors, or harmful to the Company or its customers or suppliers, if disclosed. It also includes information that suppliers, customers and other parties have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.

Records containing personal data about employees or private information about customers and their employees are confidential. They are to be carefully safeguarded, kept current, relevant and accurate. They may be disclosed only to authorized personnel or as required by law.

All inquiries regarding the Company from non-employees, such as financial analysts and journalists, should be directed to the Chief Executive Officer or the Board. The Company’s policy is to cooperate with every reasonable request of government investigators for information. At the same time, the Company is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including legal representation. If a representative of any government or government agency seeks an interview or requests access to data or documents for the purposes of an investigation, the Covered Person should refer the representative to the Chief Executive Officer, the Board or the Audit Committee. Covered Persons also should preserve all materials, including documents and e-mails that might relate to any pending or reasonably possible investigation.

COMPLIANCE WITH LAWS

The Covered Persons must respect and obey all applicable foreign, federal, state and local laws, rules and regulations of the jurisdiction in which the Company operates. Although not all Covered Persons are expected to know the details of all such applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Covered Person’s supervisor or the Company’s Chief Executive Officer.

Securities Laws impose certain obligations upon public companies, such as the Company, to disclose material information. Persons who have knowledge of material nonpublic information relating to public companies are prohibited from trading in shares and other securities under several securities and criminal laws. All Covered Persons will comply with the requirements of applicable law relating to trading shares and other securities.

A Covered Person is prohibited from trading in the Company’s securities if he or she possesses material non-public information or during a blackout period, as more fully described below. Furthermore, if, during the course of a Covered Person’s service with the Company, he or she acquires material non-public information about another company, such as one of our customers or suppliers, or learns that the Company is planning a major transaction with another company (such as an acquisition), the Covered Person is restricted from trading in the securities of the other company if he or she possesses material non-public information regarding the affairs of such other company.

Information about an entity is “material”:

  if a reasonable investor would consider it important in making a decision to buy, sell or hold the entity’s securities; or

  if a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security.

The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, a Covered Person must wait until the close of business on the second trading day after the information was publicly disclosed before he or she can treat the information as public.

Non-public information may include:

  information available to a select group of analysts or brokers or institutional investors;

  undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

  information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

Covered Persons who are not sure whether information is “material” or “non-public information” should consult with the Company’s Chief Executive officer or legal counsel for guidance before engaging in a transaction or assume that the information is “non-public” and treat it as confidential.

Covered Persons also are prohibited from giving “tips” to other people on material non-public information, that is directly or indirectly disclosing such information to any other person, including family members, other relatives and friends, who may trade in shares of the Company’s stock or other securities on the basis of such information. Securities Laws prohibit these “tips”, in addition to any trades that may result.

Whether or not they are in possession of material non-public information, Covered Persons shall not trade in shares and other securities of the Company two trading days prior to the day of the announcement of the Company’s quarterly and annual financial results, or during the two full trading days after the announcement is made. For example, if quarterly results are announced on a Wednesday prior to market opening, trading would be prohibited during the preceding Monday and Tuesday, and during Wednesday and Thursday, being two trading days after the announcement. During these periods, Covered Persons may possess, or be perceived as possessing, material non-public information and any trading in shares or securities of the Company may be, or may be perceived as being, improper. More stringent restrictions, including quarterly trading blackout periods, are applicable to the Company’s directors, Chief Executive Office, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, persons performing similar functions within the Company (collectively, the “Executive Officers”), Vice Presidents, all other persons who report directly to the

Executive Officers, and all other personnel with exposed and prominent functions in connection with the reports filed by the Company designated as a “Restricted Person” from time to time by an Executive Officer, a Vice President or director of the Company (collectively, “Restricted Persons).

Restricted Persons are prohibited from engaging in “transactions” in the Company’s securities during four annual scheduled blackout periods. The blackout periods generally commence at the close of business on the last business day of a quarter, including year-end, and continue until the opening of trading on the third trading day following release of the Company’s financial results to the news media. Blackout periods may also be prescribed from time to time as a result of special circumstances relating to the Company, such as negotiation of mergers, acquisitions or dispositions). If the Company imposes a special blackout period, it will notify the Restricted Persons affected.

“Transactions” include virtually all dealings in the Company’s securities held by the Restricted Person. Therefore, routine transactions, such as purchases and sales of common shares of the Company and exercises of options, are all “transactions” prohibited during blackout periods. Transfers to trusts and other changes in the nature of the Restricted Person’s ownership – for example, from direct to indirect – even if there is no net change – are also “transactions”. Finally, Restricted Persons are reminded that a “transaction” includes not only the Restricted Persons’ own personal transactions, but also transactions in the Company’s securities beneficially owned by the Restricted Persons or over which the Restricted Persons exercise control or direction.

In Canada, Covered Persons or Restricted Persons who trade or inform in contravention of the above prohibitions against insider trading may be subject to criminal, civil and statutory penalties including fines of up to C$5 million or four times the profit gained or loss avoided, imprisonment for up to ten years, and to civil liability to sellers or purchasers of shares or securities. Penalties in the U.S. for insider trading violations include fines up to US$5 million and imprisonment for up to twenty years and to civil liability of up to three times the profit gained or loss avoided. In addition to these and other potential legal consequences, such persons would be accountable to the Company for any benefit or advantage received by them, and subject to disciplinary action, which may include immediate dismissal.

Directors, certain executive officers and other designated persons of the Company (the “Reporting Persons”) are subject to the insider reporting requirements of applicable Canadian securities legislation and instruments. Under applicable Canadian securities legislation and instruments, Reporting Persons must file certain forms on the System for Electronic Disclosure by Insiders, commonly referred to as “SEDI”, when they engage in transactions (including transactions involving a change beneficial ownership of, or control or direction over, whether direct or indirect, securities of the Company) in the Company’s securities. Insider reports disclosing changes in a Reporting Person’s security ownership must be initially filed within ten days following the date the person becomes a “reporting insider” and then five days following the date of any subsequent transaction. Reporting Persons must immediately notify the Company of sufficient details of the transaction to allow time to prepare and file the required reports within the required deadlines.

CORPORATE OPPORTUNITIES

Covered Persons are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using Company property, information or position for personal gain; and (c) competing with the Company. Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

FAIR DEALING

Each Covered Person should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

PROTECTION AND PROPER USE OF COMPANY ASSETS

Covered Persons should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All listed company assets should be used for legitimate business purposes. To ensure the protection and proper use of the Company’s assets, each Covered Person should:

  exercise reasonable care to prevent theft, damage or misuse of Company property;

  report the actual or suspected theft, damage or misuse of Company property to a supervisor;

  use the Company’s telephone system, other electronic communication services, written materials and other property primarily for business-related purposes;

  safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

  use Company property only for legitimate business purposes, as authorized in connection with such Covered Person’s job responsibilities, or as otherwise permitted herein.

Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Covered Persons and other users of this property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

REPORTING ACTUAL AND POTENTIAL VIOLATIONS OF THE
CODE AND ACCOUNTABILITY FOR COMPLIANCE WITH THE CODE

The Company, through the Board or the Audit Committee, is responsible for applying this Code to specific situations in which questions may arise and has the authority to interpret this Code in any particular situation. This Code is not intended to provide a comprehensive guideline for Covered Persons in relation to their business activities with the Company. Any Covered Person may seek clarification on the application of this Code from the Board or the Audit Committee.

Each Covered Person must:

1.	notify the Audit Committee of any existing or potential violation of laws, rules, regulations or this Code by a director or executive officer and such Covered Person’s supervisor or the Chief Executive Officer of any existing or potential violation of this Code, and failure to do so is itself a breach of the Code; and

2.	not retaliate, directly or indirectly, or encourage others to do so, against any employee or Covered Person for reports, made in good faith, of any misconduct or violations of the Code solely because that employee or Covered Person raised a legitimate ethical issue.

The Board or the Audit Committee will take all action it considers appropriate to investigate any breach of the Code reported to it. All Covered Persons, directors and employees are required to cooperate fully with any such investigation and to provide truthful and accurate information. If the Board or the Audit Committee determines that a breach has occurred, it will take or authorize disciplinary or preventative action as it deems appropriate, after consultation with the Company’s counsel if warranted, up to and including termination of employment. Where appropriate, the Company will not limit itself to disciplinary action but may pursue legal action against the offending Covered Person involved. In some cases, the Company may have a legal or ethical obligation to call violations to the attention of appropriate enforcement authorities.

Compliance with the Code may be monitored by audits performed by the Board, the Audit Committee, the Company’s counsel and/or by the Company’s outside auditors. All Covered Persons, directors and employees are required to cooperate fully with any such audits and to provide truthful and accurate information.

Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed in accordance with applicable Securities Laws.

This Code of Business Conduct and Ethics is not a contract of employment or a guarantee of continuing policy of the Company. The Company may amend, supplement or discontinue this Code of Business Conduct and Ethics or any part of it at any time in its sole discretion.